CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 12th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated October 12, 2007 relating to unusual movements in the price and trading volume of securities of the Company.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: October 12th, 2007

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

UNUSUAL PRICE AND TURNOVER MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increases in the price and in the trading volume of the shares of the Company today and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the generable obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the directors of City Telecom (HK) Limited (save and except Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu who are not contactable) who individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board City Telecom (HK) Limited Tai Kwok Hung Company Secretary

Hong Kong, 12th October 2007

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.